CONFIDENTIAL

August 26, 2014

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549-0306

Re:	AMC Networks Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

Definitive Proxy Materials on Schedule 14A

Filed April 29, 2014

File No. 001-35106

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff” or the “Commission”), dated August 19, 2014, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) of AMC Networks Inc. (“we” or the “Company”) filed on February 27, 2014 and the Company’s Definitive Proxy Materials on Schedule 14A (the “2014 Proxy Materials”).

The Company appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we continuously strive to achieve. In connection with responding to your comments, we acknowledge that the Company (i) is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that the Staff comments or changes to disclosure in response to the Staff comments do not preclude the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the text of your August 19, 2014 letter has been reproduced in this letter with responses directly following the reproduced text. The section sub-header and page number in each comment refers to the Company’s 2014 Proxy Materials.

11 Penn Plaza New York, NY 10001	T 212.324.8500 www.amcnetworks.com

CONFIDENTIAL

Definitive Proxy materials on Schedule 14A

Annual Cash Incentives, page 27

1.	Your introductory paragraph discloses that your NEOs are awarded bonuses under the CIP while other members of management are awarded bonuses under the MPIP. However, your third paragraph on page 28 indicates that “[e]ach of our NEOs holds a corporate wide position and, as such his annual incentive award was based on company-wide achievement under the MPIP.” In future filings, please clarify which portion of the annual incentive awards paid by the company to the NEOs, disclosed in paragraph 3 on page 28, were awarded under the CIP, and which portion were awarded under the MPIP. Also, please provide more fulsome disclosure concerning the nature of the “goals, strategies, operating performance and growth initiatives” by which awards under the MPIP are determined. As applicable, please disclose target levels with respect to specific quantitative or qualitative performance-related factors considered in making awards pursuant to the MPIP. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

Company Response: In future filings, beginning with our 2015 Definitive Proxy materials on Schedule 14A, we will clarify in our disclosure that the annual incentive awards paid by the Company to the NEOs are awarded solely under the CIP, and that as part of exercising its negative discretion under the CIP, the Compensation Committee considers the amount of bonus that the NEO would have been awarded under the MPIP, the Company’s employee wide annual incentive bonus plan, had the NEO been a participant in the MPIP.

As required by Instruction 4 to Item 402(b) of Regulation S-K, we disclose the specific performance target levels used under the CIP. We do not believe that disclosure of performance target levels under the MPIP is appropriate as that disclosure would not be material to an investor. The decision to reduce the incentive award amounts under the CIP is in the discretion of the Compensation Committee and is not a formulaic decision. The performance factors under the MPIP are numerous and no single factor or group of factors is material to the determination of the incentive award payment to any NEO. So, for example, in the 2014 performance year, there are approximately 40 different applicable performance factors under the MPIP, none of which account for more than 15% of the total. Further complicating the analysis, each of these factors has its own individual weighting. Moreover, certain of the factors are subjective, not subject to quantitative disclosure. We believe that trying to disclose this information with any specificity would be confusing and would not provide meaningful information to investors. In addition, certain of the factors are non-financial and highly proprietary standards, the disclosure of which would be competitively injurious to the Company.

CONFIDENTIAL

To enhance the quality of the disclosure available to investors concerning this subject, in our 2015 Definitive Proxy materials on Schedule 14A, we will provide additional disclosure concerning the types of factors that come into play under the MPIP. If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 393-8154.

Very truly yours,

/s/ Anne G. Kelly

Anne G. Kelly

Senior Vice President, Corporate and Securities, and Secretary

cc:	Paul Fisher

(Securities and Exchange Commission)

Joshua Sapan, President and Chief Executive Officer

Sean S. Sullivan, Executive Vice President and Chief Financial Officer

Jamie Gallagher, Esq., Executive Vice President and General Counsel

(AMC Networks Inc.)

John P. Mead, Esq.

(Sullivan & Cromwell LLP)

Frank Albarella

(KPMG LLP)